United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paperas permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paperas permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale on the agreement to extend the emergency payments

Rio de Janeiro, November 28th, 2019 — Vale S.A. (“Vale”) informs that, at the hearing of the 6th Public Treasury Court, the extension for 10 additional months of payments of emergency aid to those affected by the breach of dam I in Brumadinho was ratified.

The meeting was attended by Vale, the Public Prosecution Office of the State of Minas Gerais, the Federal Public Prosecution Office, the Public Defender’s Office of the State of Minas Gerais, the Federal Public Defender’s Office and the State of Minas Gerais.

The amounts agreed in February 2019 with the above-mentioned parties remain the same, that is, 1 minimum wage per adult, ½ per teenager, ¼ per child. The benefit will be fully provided to those people who have been proven to reside in the communities of Córrego do Feijão, Parque da Cachoeira, Alberto Flores, Cantagalo, Pires and along the Córrego Ferro-Carvão banks on the date of the dam breach, as well as those people who are currently taking part of the following support programs developed by Vale: housing, social assistance, agricultural assistance and assistance to local producers. It is estimated that between 10,000 and 15,000 people will continue to receive the full payment of emergency aid.

Others who are not included in the above-mentioned criteria and who currently receive the full payment of emergency aid agreed in February 2019, estimated between 93,000 to 98,000 beneficiaries, will receive 50% of the emergency payment for 10 months starting on January 25th, 2020.

The amounts mentioned above will be paid as a new emergency indemnity and will be deducted and considered in any collective indemnity in the future.

Vale understands that the extension of the emergency indemnification agreement reinforces the company’s commitment to the reparation of the damages caused by the dam rupture, in a swift and comprehensive manner.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: November 28, 2019		Director of Investor Relations